Exhibit 99.1
August 15, 2024

Diversified Energy Company PLC
(“Diversified,” “DEC” or the “Group”)

Diversified Reports Solid 2024 Interim Financial Results and Robust Cash Flow from Operations

Delivering Reliable Production with Low Capital Intensity, Sequential Cost Improvement and Consistent Cash Margins

Diversified Energy Company PLC (LSE: DEC) is pleased to announce it is trading in line with expectations and provides its Interim Results for the six months ended June 30, 2024 and other recent highlights.

Delivering Reliable Results
•Average net daily production: 746 MMcfepd (124 Mboepd);
◦Reflects effectively flat production volumes since 4Q2023, on a normalized basis(a)
◦June 2024 exit rate of 855 MMcfepd (143 Mboepd), including the impact of the Oaktree Acquisition
•Net Income of $16 million, inclusive of approximately $98 million in tax benefits
• 1H24 Adjusted EBITDA(b) of $218 million
◦1H24 Adjusted EBITDA Margin(c) of 50%
◦1H24 Adjusted Cost per Unit(d) of $1.68/Mcfe ($10.08/Boe)
•Free Cash Flow of $121 million, excluding the impact of working capital(e)
◦Annualized Free Cash Flow Yield (excl. working capital) of 38%(e)
•Leverage ratio of ~2.8x(f), excluding Oaktree transaction, leverage ratio of 2.6x(g)
•Undrawn credit facility capacity and unrestricted cash of ~$120 million

Executing Strategic Objectives and Achieving Milestones
•Accretive Acquisitions:
◦Announced $516 million (gross) of high-margin, low-decline asset and working interest acquisitions
◦Includes the $410 million acquisition of Oaktree working interests and $106 million for assets to be acquired from Crescent Pass
•Sustainable Capital Return:
◦Declared 2Q24 interim dividend of $0.29 per share
◦Paid $55 million of dividends 1H24 and returned a total of $65 million, including share repurchases of ~2% of shares outstanding(i)
•Systematic Debt Reduction:
◦Reduced amortizing debt principal by $108 million
•Recent Milestones:
◦Included in the US Russell 2000 Index, adding to daily trading liquidity and US shareholder base
◦Permanently retired 169 wells in Appalachia, including 135 Diversified wells (70% of 2024 goal)
◦Realized ~$15 million of upside value through the divestiture of non-core assets and leasehold sales(h)

Commenting on the results, CEO Rusty Hutson, Jr. said:
“Building a portfolio of high-performing assets with dedicated teams of experienced professionals has been part of our strategic vision since the Company went public, and we have continued our track record of delivering on that vision with two recent announcements: the closing of our Oaktree acquisition and the pending Crescent Pass acquisition. The outstanding results presented, both operationally and financially, reinforce the success of this strategy. Our ability to drive the 3% cost structure improvement during the first half of 2024 is enhanced by further scale and vertical integration, allowing us to once again deliver approximately 50% Adjusted EBITDA margins and consistent free cash flow generation. This strategic vision has proven highly successful, but it’s our employees’ commitment to operational excellence in the field and the corporate office that has helped Diversified achieve these results. We remain committed to our balanced capital allocation framework, with the diversity and strength of our asset base providing a

Exhibit 99.1
solid foundation for accretive growth and value creation for our shareholders, while maintaining our position as the Right Company at the Right Time to responsibly manage long-life, mature producing assets.”

Posting of 2024 Interim Results Report and Presentation
Diversified has published the Company’s 2024 Interim Report on its website at https://ir.div.energy/financial-info and has also made available a supplementary 2024 Interim Results Presentation at https://ir.div.energy/presentations.

Conference Call
Diversified Energy will host a conference call today to discuss the Company’s Interim Results at 2:00pm BST (9:00am EDT) along with these results. The conference call details are as follows:

US (toll-free)	+	1 877 836 0271
UK (toll-free)	+	44 (0)800 756 3429
Web Audio	https://www.div.energy/news-events/ir-calendarevents
Replay Information	https://ir.div.energy/financial-info

Footnotes:

a)
Reflects adjusted production of 734 MMcfepd (4Q23), 723 MMcfepd (1Q24) and 727 MMcfepd (2Q24), adjusting for the effect of the previously announced divestiture of 50 MMcfepd (gross) associated with the ABSVII transaction and the previously announced acquisition of 122 MMcfepd (net) associated with the Oaktree Working Interest acquired by the Company in certain assets operated by the Company in the Central Region

b)
As used herein, Adjusted EBITDA represents earnings before interest, taxes, depletion, depreciation and amortization, and includes adjusting items that are comparable period-over-period, non-cash items such as gains on the sale of assets, acquisition related expenses and integration costs, mark-to-market adjustments related to Diversified's hedge portfolio, non-cash equity compensation charges and items of a similar nature

c)
As used herein, Adjusted EBITDA Margin is measured by reducing Adjusted Total Revenue for operating expenses and Adjusted G&A, expressed as a percentage of Adjusted Total Revenue; Adjusted Total Revenue is calculated as Total Revenue and the applicable gain (loss) on settled derivative instruments during the period

d)
As used herein, includes operating expense; employees, administrative costs and professional services and recurring allowance for credit losses, which include fixed and variable cost components; for the purpose of comparability, amounts from Operating Expense relating to Diversified’s wholly-owned plugging subsidiary, Next Level Energy, have been excluded ( 1H24: $0.06/Mcfe; $0.36/Boe)

e)
As used herein, Annualized Free Cash Flow Yield represents Free Cash Flow for the six months ended 30 June 2024 as a percentage of Diversified's average total market capitalization for the six months ended 30 June 2024, annualized; Free Cash Flow is calculated as net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest; excludes the impact of working capital

f)
Calculated as Net Debt at 30 June 2024 divided by Pro Forma Adjusted EBITDA; Pro Forma Adjusted EBITDA as reported for the twelve months ended 30 June 2024, including the unrealized impact of estimated NTM Adjusted EBITDA for previously announced acquisitions for the twelve months ended 30 June 2024

g)
Excludes $266 million of net consideration for the Oaktree transaction and the assumption of Oaktree’s proportionate ABS debt, as well as the pro forma impact of the unrealized impact of estimated NTM adjusted EBITDA for the Oaktree transaction

h)
Includes combined value of the sale of certain leaseholds, acreage positions and non-operated interests in producing properties; value presented is 2024 year-to-date, as of the date of this announcement

i)
Includes the value of shares purchased by Diversified's Employee Benefit Trust, which was established in 2022 to purchase shares already in the market and is operated through a third-party trustee. The objective of the EBT is to benefit the employees of the Company and its wholly owned subsidiaries and in particular, to provide a mechanism to satisfy rights to shares arising on the exercise or vesting of awards under share based incentive plans and reduce dilution for shareholders.

For Company-specific items, refer to the Glossary of Terms and/or Alternative Performance Measures found in the Company's 2024 Interim Report

Exhibit 99.1
For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and business of the Company and its wholly owned subsidiaries (the “Group”), the Assets, and the Group following the Oaktree acquisition. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "may", "will", "seek", "continue", "aim", "target", "projected", "plan", "goal", "achieve" and words of similar meaning, reflect the Company's beliefs and expectations and are based on numerous assumptions regarding the Company's present and future business strategies and the environment the Company and the Group will operate in and are subject to risks and uncertainties that may cause actual results to differ materially. No representation is made that any of these statements or forecasts will come to pass or that any forecast results will be achieved. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company or the Group to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's or the Group's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company's or the Group's ability to continue to obtain financing to meet its liquidity needs, changes in the political, social and regulatory framework in which the Company or the Group operate or in economic or technological trends or conditions. The list above is not exhaustive and there are other factors that may cause the Company's or the Group's actual results to differ materially from the forward-looking statements contained in this announcement, Including the risk factors described in the “Risk Factors” section in the Company’s Annual Report and Form 20-F for the year ended December 31, 2023, filed with the United States Securities and Exchange Commission.

Forward-looking statements speak only as of their date and neither the Company nor the Group nor any of its respective directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this announcement, such as the timing, if at all, of completion of the Oaktree acquisition, may not occur. As a result, you are cautioned not to place undue reliance on such forward-looking statements. Past performance of the Company cannot be relied on as a guide to future performance. No statement in this announcement is intended as a profit forecast or a profit estimate and no statement in this announcement should be interpreted to mean that the financial performance of the Company for the current or future financial years would necessarily match or exceed the historical published for the Company.

Exhibit 99.1
Use of Non-IFRS Measures

Certain key operating metrics that are not defined under IFRS (alternative performance measures) are included in this announcement. These non-IFRS measures are used by us to monitor the underlying business performance of the Company from period to period and to facilitate comparison with our peers. Since not all companies calculate these or other non-IFRS metrics in the same way, the manner in which we have chosen to calculate the non-IFRS metrics presented herein may not be compatible with similarly defined terms used by other companies. The non-IFRS metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS. Certain of the key operating metrics are based on information derived from our regularly maintained records and accounting and operating systems.

Adjusted EBITDA

As used herein, EBITDA represents earnings before interest, taxes, depletion, depreciation and amortization. adjusted EBITDA includes adjusting for items that are not comparable period-over-period, namely, accretion of asset retirement obligation, other (income) expense, loss on joint and working interest owners receivable, (gain) loss on bargain purchases, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, costs associated with acquisitions, other adjusting costs, non-cash equity compensation, (gain) loss on foreign currency hedge, net (gain) loss on interest rate swaps and items of a similar nature.

Adjusted EBITDA should not be considered in isolation or as a substitute for operating profit or loss, net income or loss, or cash flows provided by operating, investing, and financing activities. However, we believe such a measure is useful to an investor in evaluating our financial performance because it (1) is widely used by investors in the natural gas and oil industry as an indicator of underlying business performance; (2) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement; (3) is used in the calculation of a key metric in one of our Credit Facility financial covenants; and (4) is used by us as a performance measure in determining executive compensation. When evaluating this measure, we believe investors also commonly find it useful to evaluate this metric as a percentage of our total revenue, inclusive of settled hedges, producing what we refer to as our adjusted EBITDA margin.

The following table presents a reconciliation of the IFRS Financial measure of Net Income (Loss) to Adjusted EBITDA for each of the periods listed:

	Six Months Ended
(In thousands)	June 30, 2024	June 30, 2023	December 31, 2023
Net income (loss)	$15,745	$630,932	$128,769
Finance costs	60,581	67,736	66,430
Accretion of asset retirement obligations	14,667	13,991	12,935
Other (income) expense(a)	(755)	(327)	(58)
Income tax (benefit) expense	(97,997)	197,324	43,319
Depreciation, depletion and amortization	119,220	115,036	109,510
(Gain) loss on fair value adjustments of unsettled financial instruments	80,117	(760,933)	(144,762)
(Gain) loss on natural gas and oil property and equipment(b)	249	(899)	919
(Gain) loss on sale of equity interest	—	—	(18,440)
Unrealized (gain) loss on investment	(2,433)	—	(4,610)
Impairment of proved properties(c)	—	—	41,616
Costs associated with acquisitions	3,724	8,866	7,909
Other adjusting costs(d)	10,451	3,376	14,418
Loss on early retirement of debt	10,649	—	—
Non-cash equity compensation	3,669	4,417	2,077
(Gain) loss on foreign currency hedge	—	521	—
(Gain) loss on interest rate swap	(100)	2,824	(102)
Total adjustments	$202,042	$(348,068)	$131,161
Adjusted EBITDA	$217,787	$282,864	$259,930
(a)Excludes $0.5 million in dividend distributions received for our investment in DP Lion Equity Holdco during the six months ended June 30, 2024.
(b)Excludes $7.5 million, $6.8 million and $17.3 million in proceeds received for leasehold sales during the six months ended June 30, 2024, June 30, 2023 and December 31, 2023.

Exhibit 99.1
(c)For the year ended December 31, 2023, the Group determined the carrying amounts of certain proved properties within two fields were not recoverable from future cash flows, and therefore, were impaired.
(d)Other adjusting costs for the six months ended June 30, 2024 primarily consisted of expenses associated with an unused firm transportation agreement and legal and professional fees. Other adjusting costs for the six months ended June 30, 2023 primarily consisted of expenses associated with an unused firm transportation agreement and legal and professional fees related to internal audit and financial reporting. Other adjusting costs for the six months ended December 31, 2023 primarily consisted of legal and professional fees related to the U.S. listing, legal fees for certain litigation, and expenses associated with unused firm transportation agreements.

Net Debt and Net Debt-to-Adjusted EBITDA

As used herein, net debt represents total debt as recognized on the balance sheet less cash and restricted cash. Total debt includes our borrowings under the Credit Facility and borrowings under or issuances of, as applicable, our subsidiaries’ securitization facilities. We believe net debt is a useful indicator of our leverage and capital structure.

As used herein, net debt-to-adjusted EBITDA, or “leverage” or “leverage ratio,” is measured as net debt divided by adjusted trailing twelve-month EBITDA. We believe that this metric is a key measure of our financial liquidity and flexibility and is used in the calculation of a key metric in one of our Credit Facility financial covenants.

The following table presents a reconciliation of the IFRS Financial measure of Total Borrowings to the Non-IFRS measure of Net Debt and a calculation of Net Debt-to-Adjusted EBITDA and Net Debt-to-Pro Forma Adjusted EBITDA for each of the periods listed:

	As of
(In thousands)	June 30, 2024	June 30, 2023	December 31, 2023
Credit Facility	$268,000	$265,000	$159,000
ABS I Notes	90,847	111,007	100,898
ABS II Notes	114,945	136,550	125,922
ABS III Notes	—	295,151	274,710
ABS IV Notes	88,418	113,609	99,951
ABS V Notes	—	329,381	290,913
ABS VI Notes(a)	273,805	183,758	159,357
ABS VIII Notes	607,740	—	—
ABS Warehouse Facility	71,000	—	—
Term Loan I	98,023	112,433	106,470
Deferred consideration and miscellaneous(b)	90,717	8,319	7,627
Total debt	$1,703,495	$1,555,208	$1,324,848
LESS: Cash and cash equivalents	3,483	4,208	3,753
LESS: Restricted cash(c)	54,976	41,188	36,252
Net debt	$1,645,036	$1,509,812	$1,284,843
Adjusted EBITDA	$217,787	$282,864	$259,930
Pro forma TTM adjusted EBITDA(d)	$584,261	$633,875	$549,258
Net debt-to-pro forma TTM adjusted EBITDA(e)	2.8x	2.4x	2.3x

Net debt, excluding Oaktree(f)	$1,245,556
Pro forma TTM Adjusted EBITDA, excluding Oaktree(f)	$474,561
Net debt-to-pro forma TTM adjusted EBITDA, excluding Oaktree(f)	2.6x
(a)Includes $133 million for the assumption of Oaktree’s proportionate share of the ABS VI debt as part of the Oaktree transaction as of June 30, 2024. Refer to Note 4 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding the Oaktree transaction.
(b)Includes $83 million in notes payable issued as part of the consideration in the Oaktree transaction as of June 30, 2024. Refer to Note 4 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding the Oaktree transaction.
(c)Includes $28 million and $3 million in restricted cash attributable to the ABS VIII Notes and ABS Warehouse Facility, respectively, offset by $7 million and $8 million attributable to the retirement of the ABS III Notes and ABS V Notes, respectively.
(d)Pro forma TTM adjusted EBITDA includes adjustments for the trailing twelve months ended June 30, 2024 for the Oaktree transaction to pro forma its results for a full twelve months of operations. Similar adjustments were made for the trailing twelve months ended June 30, 2023 for the Tanos II and ConocoPhillips acquisitions as well as in the trailing twelve months ended December 31, 2023 for the Tanos II Acquisition.
(e)Does not include adjustments for working capital which are often customary in the market.
(f)Excludes $266 million of net consideration for the Oaktree transaction and the assumption of Oaktree’s proportionate ABS debt, as well as the pro forma impact of the unrealized impact of estimated NTM adjusted EBITDA for the Oaktree transaction

Exhibit 99.1
Free Cash Flow

As used herein, free cash flow represents net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest. We believe that free cash flow is a useful indicator of our ability to generate cash that is available for activities other than capital expenditures. The Directors believe that free cash flow provides investors with an important perspective on the cash available to service debt obligations, make strategic acquisitions and investments, and pay dividends.

The following table presents a reconciliation of the IFRS Financial measure of Net Cash from Operating Activities to the Non-IFRS measure of Free Cash Flow for each of the periods listed:

	Six Months Ended
(In thousands)	June 30, 2024	June 30, 2023	December 31, 2023
Net cash provided by operating activities	$160,810	$172,566	$237,566
LESS: Expenditures on natural gas and oil properties and equipment	(20,848)	(32,332)	(41,920)
LESS: Cash paid for interest	(47,632)	(60,215)	(56,569)
Free cash flow	$92,330	$80,019	$139,077

Total Revenue, Inclusive of Settled Hedges and Adjusted EBITDA Margin

As used herein, total revenue, inclusive of settled hedges, includes the impact of derivatives settled in cash. We believe that total revenue, inclusive of settled hedges, is a useful because it enables investors to discern our realized revenue after adjusting for the settlement of derivative contracts.

The following table presents a reconciliation of the IFRS Financial measure of Total Revenue to the Non-IFRS measure of Total Revenue, Inclusive of Settled Hedges and a calculation of Adjusted EBITDA Margin for each of the periods listed:

	Six Months Ended
(In thousands)	June 30, 2024	June 30, 2023	December 31, 2023
Total revenue	$368,674	$487,305	$380,958
Net gain (loss) on commodity derivative instruments(a)	77,749	54,525	123,539
Total revenue, inclusive of settled hedges	$446,423	$541,830	$504,497
Adjusted EBITDA	$217,787	$282,864	$259,930
Adjusted EBITDA margin	49%	52%	52%
Adjusted EBITDA Margin, exclusive of the impact of Next LVL Energy(b)	50%	53%	52%
(a)Net gain (loss) on commodity derivative settlements represents cash (paid) or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.
(b)As adjusted, excludes revenues of $8 million and operating costs of $9 million for the six months ended June 30, 2024, revenues of $17 million and operating costs of $12 million for the six months ended December 31, 2023 and revenues of $12 million and operating costs of $10 million for the six months ended June 30, 2023.

Adjusted Operating Cost per Mcfe

Adjusted operating cost per Mcfe is a metric that allows us to measure the direct operating cost and the portion of general and administrative cost it takes to produce each Mcfe. This metric, similar to adjusted EBITDA margin, includes operating expense employees, administrative costs and professional services and recurring allowance for credit losses, which include fixed and variable cost components.

Employees, Administrative Costs & Professional Services

As used herein, employees, administrative costs and professional services represents total administrative expenses excluding costs associated with acquisitions, other adjusting costs and non-cash expenses. We use employees, administrative costs and professional services because this measure excludes items that affect the comparability of results or that are not indicative of trends in the ongoing business.

The following table presents a reconciliation of the IFRS Financial measure of Total Operating Expense to the Non-IFRS measure of Adjusted Operating Cost per Mcfe and Adjusted Cost per Unit, excluding the impact of Next LVL Energy for each of the periods listed:

Exhibit 99.1

	Six Months Ended
	June 30, 2024	June 30, 2023	December 31, 2023
Total production (Mcfe)	135,763	154,182	145,450
Total operating expense	$196,112	$227,299	$213,263
Employees, administrative costs & professional services	40,482	38,497	40,162
Recurring allowance for credit losses	—	—	8,478
Adjusted operating cost	$236,594	$265,796	$261,903
Adjusted operating cost per Mcfe	$1.74	$1.72	$1.80
Impact of Next LVL Energy	$(0.06)	$(0.06)	$(0.08)
Adjusted Operating Cost per Unit, Excluding the Impact of Next LVL Energy	$1.68	$1.66	$1.72